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
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Steele         Richard         Andrew       Activision, Inc. (ATVI)                        ___ Director      ___ 10% Owner
__________________________________________  _____________________________________________     _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for              title below)      below)
                                               Security Number of      Month/Year
c/o CentreSoft Ltd.                            Reporting Person                               Executive Vice President-Distribution
Units 4 & 5                                    (Voluntary)             September 1999
Holford Way                                                         ______________________________________________________________
__________________________________________
                 (Street)                                           5. If Amendment, Date of  7. Individual or Joint/Group Filing
                Birmingham,                                            Original (Month/Year)     (Check Applicable Line)
Holford       United Kingdom   B6 7AX                                                         _X_ Form Filed by One Reporting Person
__________________________________________                                                    ___ Form Filed by More Than One
  (City)          (State)          (Zip)                                                          Reporting Person
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                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, par value
 $.000001 per share           9/10/99       M          17,432       A      $10.25
Common Stock, par value
 $.000001 per share           9/10/99       S          17,432       D      $15.6875
Common Stock, par value
 $.000001 per share           9/14/99       S          30,000       D      $15.75        190,774         D(1)


* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


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                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)        (D)        able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Employee Stock Options                 $10.25        9/10/99      M                          17,432        6/14/99       4/30/09


                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options  Common Stock            17,432                       80,000             D



Explanation of Responses


(1)  Joint ownership with spouse.


                                                                                /s/ Richard A. Steele              10/04/99
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                                 Richard A. Steele

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                             Page 2 of 2

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